EXHIBIT 12.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY PROGRESS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$860	$753	$789	$382	$772
Fixed charges	318	305	289	291	235
Total earnings	$1,178	$1,058	$1,078	$673	$1,007

Fixed charges:
Interest on debt, including capitalized portions	$254	$238	$224	$230	$205
Estimate of interest within rental expense	64	67	65	61	30
Total fixed charges	$318	$305	$289	$291	$235
Preferred dividends, as defined	—	—	—	4	4
Total fixed charges and preferred dividends combined	$318	$305	$289	$295	$239
Ratio of earnings to fixed charges	3.7	3.5	3.7	2.3	4.3
Ratio of earnings to fixed charges and preferred dividends combined	3.7	3.5	3.7	2.3	4.2